Exhibit 99.1

PainReform/DeepSolar Accepted into NVIDIA Connect Program

Acceptance to NVIDIA Connect Program offers access to unique tools for the development of
DeepSolar’s nextgen, AI-driven, solar forecasting platform to improve weather prediction accuracy by up to 50% and optimize energy asset performance

Tel Aviv – August 19, 2025 — PainReform Ltd. (Nasdaq: PRFX), today announced that DeepSolar, PainReform’s solar energy business unit developing next-generation AI-driven solar analytics, has been accepted into the prestigious NVIDIA Connect Program. This program is NVIDIA’s premier development track for independent software vendors building transformative AI-based solutions across sectors.

Participation in the program provides DeepSolar with access to NVIDIA’s industry-leading AI frameworks, development tools, and engineering support. This future collaboration will support efforts to advance DeepSolar Predict, the company’s breakthrough solar forecasting solution designed specifically for photovoltaic (PV) systems. Built on cutting-edge weather modeling technology and AI-optimized computation, DeepSolar Predict is expected to improve weather forecast accuracy by up to 50%, significantly enhancing the reliability of solar energy output predictions.

Accuracy in weather forecasting has become a more critical requirement for solar asset owners, who must balance supply predictions with market conditions and their commitment to utility requirements. By offering higher resolution predictive capabilities, DeepSolar customers can look forward to potential advantages from:

• Reducing imbalance penalties caused by inaccurate forecasts
• Maximizing revenue through improved energy sale timing
• Strengthening grid contribution via more stable and predictable supply

The enhanced capabilities are expected to arrive at a pivotal moment for the global solar industry. As alternative energy needs and solar deployment accelerate, the need for intelligent asset management solutions—with a primary focus on performance optimization and cost control—continues to grow. DeepSolar Predict is expected to directly address this demand and scale across geographies and market structures.

DeepSolar’s software platform has already demonstrated the ability to enhance energy production and to reduce operational and maintenance (O&M) costs by up to 30%. With the addition of DeepSolar Predict to its product suite, PainReform is aiming to position itself to become a key enabler of performance-driven solar asset management. Initial engagement with PV developers and utility-scale operators is underway to evaluate DeepSolar Predict in real-world environments.

By strengthening the accuracy of solar production forecasts, DeepSolar Predict also supports broader sustainability goals by increasing the reliability and flexibility of renewable power on the grid. This advancement aligns with both regulatory trends and investor preferences toward more intelligent, climate-resilient energy systems.

“This acceptance into the NVIDIA Connect Program illustrates our commitment to innovation in solar analytics,” said Ehud Geller, Chairman and Interim CEO of PainReform. “By combining NVIDIA’s AI capabilities with DeepSolar’s domain expertise, we believe that DeepSolar Predict has the potential to redefine how photovoltaic energy is forecasted and optimized.”

Successful Use Cases of the NVIDIA Connect Program

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By joining the NVIDIA Connect Program, DeepSolar becomes part of a select group of innovators accelerating AI-driven products. Within the program, companies like Ekso Bionics (Nasdaq: EKSO) and Turner Imaging Systems are already building compelling edge-AI solutions. Outside the program, industry reenable energy leaders including Schneider Electric, ExxonMobil and Siemens Energy have also adopted NVIDIA technologies across their operations — underscoring the broader industry momentum behind AI-enabled infrastructure, advanced modeling and large-scale data processing.

The NVIDIA Connect Program provides accepted independent software vendors (ISVs) with free of charge early access to SDKs, preferred hardware/software pricing, technical co-development opportunities, and expert engineering resources across a range of vertical markets.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the anticipated benefits to PainReform with respect to the participation of its DeepSolar business unit in the NVIDIA Connect Program. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:
Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com